Exhibit 12.1
NASH-FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Fiscal Year Ended
	December	December	January 3,	January 2,	January 1,
(in thousands, except ratios)	30, 2006	29, 2007	2009	2010	2011
Fixed Charges:
Interest expense on indebtedness	$30,840	$28,088	$26,466	$24,372	$23,403

Rent expense (1/3 of total rent expense)	9,966	9,057	9,496	10,318	9,728

Total fixed charges	$40,806	$37,145	$35,962	$34,690	$33,131

Earnings:
Earnings (loss) before provision for income taxes	$(21,689)	$53,015	$53,791	$23,750	$72,126

Fixed charges	40,806	37,145	35,962	34,690	33,131

Total earnings	$19,117	$90,160	$89,753	$58,440	$105,257

Ratio	0.47	2.43	2.50	1.68	3.18